UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ArQule, Inc.

(Name of Issuer)

Common shares

(Title of Class of Securities)

04269E107

(CUSIP Number)

April 29, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107

1.	Names of Reporting Persons First Eagle Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,719,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,719,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,719,968

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 13.88% (1)

12.	Type of Reporting Person IA

(1)              The percent of class was calculated based on 62,819,191 shares of common stock outstanding as reported in the Issuer’s annual proxy statement filed with the Securities and Exchange Commission on April 2, 2015.

CUSIP No. 04269E107

1.	Names of Reporting Persons Arnhold and S. Bleichroeder Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,719,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,719,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,719,968

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 13.88% (1)

12.	Type of Reporting Person HC

(1)              The percent of class was calculated based on 62,819,191 shares of common stock outstanding as reported in the Issuer’s annual proxy statement filed with the Securities and Exchange Commission on April 2, 2015.

CUSIP No. 04269E107

1.	Names of Reporting Persons 21 April Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,583,737

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,583,737

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,583,737

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.70% (1)

12.	Type of Reporting Person FI

(1)              The percent of class was calculated based on 62,819,191 shares of common stock outstanding as reported in the Issuer’s annual proxy statement filed with the Securities and Exchange Commission on April 2, 2015.

CUSIP No. 04269E107

1.	Names of Reporting Persons First Eagle Value in Biotechnology Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,855,868

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,855,868

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,855,868

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.14% (1)

12.	Type of Reporting Person FI

(1)              The percent of class was calculated based on 62,819,191 shares of common stock outstanding as reported in the Issuer’s annual proxy statement filed with the Securities and Exchange Commission on April 2, 2015.

CUSIP No. 04269E107

Item 1.		Issuer
	(a)	Name of Issuer: ArQule, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 19 Presidential Way Woburn, Massachusetts 01801

Item 2.		Filing Person
(a) – (c)

Name of Persons Filing; Address; Citizenship:
This statement is being filed by (i) First Eagle Investment Management, LLC (“FEIM”), a registered investment adviser to various funds, including 21 April Ltd. (defined below) and FEVIBM (defined below), and a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. (“ASBH”), (ii) ASBH, (iii) 21 April Fund, Ltd. (“21 April Ltd.”), and (iv) First Eagle Value in Biotechnology Master Fund, Ltd. (“FEVIBM”). The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the principal business office of FEIM and ASBH is 1345 Avenue of the Americas, New York, NY 10105.  The registered address of 21 April Ltd. and FEVIBM is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB, Grand Cayman KY1-1205, Cayman Islands, British West Indies.

See Item 4 of each cover page for citizenship information for the reporting persons.

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 04269E107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
FEIM is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E). ASBH is a holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership.
Please see Items 5-9 and 11 for each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Issuer.  No one person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
21 April Fund, L.P. PN DEF Associates L.P. PN DEF Associates Ltd. FI

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2015

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Vice Chairman and Director

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Co-President

21 APRIL FUND, LTD.

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Portfolio Manager

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:	/s/ Daniel DeClue
Name:	Daniel DeClue
Title:	Portfolio Manager

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 1, 2015

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Vice Chairman and Director

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Co-President

21 APRIL FUND, LTD.

By:	/s/ Michael M. Kellen
Name:	Michael M. Kellen
Title:	Portfolio Manager

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:	/s/ Daniel DeClue
Name:	Daniel DeClue
Title:	Portfolio Manager